U.S. Securities and Exchange Commission
Washington, D.C. 20549


05001893

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SEC MAIL
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Securities Corporation.
Exact Name of Registrant as Specified in Charter

0000932858
Registrant CIK Number

FOR 1/13/05

Current Report on Form 8-K Deal 2005-KS1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-108865
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 13th day of January, 2005.

Residential Asset Securities Corporation
(Registrant)

By: [signature]

Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By:

(Name)

(Title)


PROCESSED
JAN 25 2005
THOMSON
FINANCIAL

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED JANUARY 12, 2005

$708,840,000 (Approximate)

GMAC RFC

HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-KS1

RASC SERIES 2005-KS1 TRUST
Issuer

RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

JANUARY 12, 2005

CREDIT SUISSE | FIRST BOSTON

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

RASC Series 2005-KS1 Trust
Home Equity Mortgage Asset-Backed Pass-Through Certificates

$708,840,000 (Approximate)
Subject to Revision

Class	Approximate Size(1)	Interest Type	Principal Type	Expected WAL (yrs)(2) Call/Mat	Expected Principal Window (mos)(2) Call/Mat	Final Scheduled Distribution Date(3)	Expected Ratings (Moody's/S&P/Fitch)
A-1(4)	$269,240,000	Floating	SEQ	1.00 / 1.00	1-21 / 1-21	April 2025	Aaa/AAA/AAA
A-2 (4)	283,860,000	Floating	SEQ	3.00 / 3.03	21-72 / 21-87	May 2034	Aaa/AAA/AAA
A-3 (4)	26,500,000	Floating	SEQ	5.99 / 9.46	72-72 / 87-164	February 2035	Aaa/AAA/AAA
M-1 (4)(5)	48,600,000	Floating	MEZ	4.46 / 4.88	42-72 / 42-134	February 2035	Aa2/AA/AA+
M-2 (4)(5)	37,080,000	Floating	MEZ	4.30 / 4.68	39-72 / 39-121	February 2035	A2/A+/A+
M-3 (4)(5)	10,800,000	Floating	MEZ	4.25 / 4.57	39-72 / 39-105	February 2035	A3/A/A
M-4 (4)(5)	9,720,000	Floating	MEZ	4.23 / 4.49	38-72 / 38-99	February 2035	Baa1/A-/A-
M-5 (4)(5)	8,640,000	Floating	MEZ	4.22 / 4.42	38-72 / 38-91	February 2035	Baa2/BBB+/BBB
M-6 (4)(5)	7,200,000	Floating	MEZ	4.20 / 4.29	37-72 / 37-82	February 2035	Baa3/BBB/BBB-
B(4)(5)	7,200,000	Floating	SUB	4.07 / 4.07	37-72 / 37-73	February 2035	Ba1/BBB-/BB+
Total	**$708,840,000**						

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-1 and Class A-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to the Net Wac Cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.

Transaction Overview

Certificates: The Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates (the "Class A Certificates").

The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates").

The Class A Certificates and the Subordinate Certificates will be offered via the Prospectus (the "Offered Certificates").

Depositor: Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation

Seller and Master Servicer: Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC")

Sub-Servicer: Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation. The preliminary pool includes approximately 21.42% of Mortgage Loans which will be interim-serviced by Fremont Investment & Loan.

Trustee: US Bank National Association

Joint Lead Underwriters: Credit Suisse First Boston LLC (Book Runner) and Residential Funding Securities Corporation

Co-Manager: J.P. Morgan Securities Inc.

Cut-off Date: January 1, 2005

Closing Date: On or about January 28, 2005

Distribution Dates: The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in February 2005. The initial Distribution Date will be February 25, 2005.

Form of Certificates: The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.

Minimum Denominations: The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and the Class B Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.

Tax Status: The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

ERISA Eligibility: The Offered Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Optional Termination Date: If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holders of the call rights may terminate the trust.

Expense Fee Rate: With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

Mortgage Loans: The mortgage pool will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties. Approximately 8.02% of the Mortgage Loans provide for an initial interest only period of up to five years.

Prepayment Assumption: Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

Maximum Net Mortgage Rate: With respect to any adjustable rate Mortgage Loan, the maximum net mortgage rate; with respect to any fixed rate Mortgage Loan, the Net Mortgage Rate.

Net WAC Cap Rate: The pass-through rate on each class of Offered Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period; as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

Basis Risk Shortfall: With respect to each class of Offered Certificates and any Distribution Date on which the Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Net WAC Cap Rate; plus any unpaid Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

Relief Act Shortfalls: With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls will be allocated on a pro rata basis among the Offered Certificates.

Interest Accrual Period: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.

Eligible Master Servicing Compensation: With respect to any Distribution Date, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date.

Coupon Step Up: If the holders of the call rights does not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following such first possible Optional Termination Date.

Credit Enhancement:

A. Overcollateralization ("OC")

B. Excess Cash Flow

C. Subordination

Expected Credit Support Percentage:

Class	Rating (M/S/F)	Initial Credit Support	After Step-Down Support
Class A	Aaa/AAA/AAA	19.50%	39.00%
Class M-1	Aa2/AA/AA+	12.75%	25.50%
Class M-2	A2/A+/A+	7.60%	15.20%
Class M-3	A3/A/A	6.10%	12.20%
Class M-4	Baa1/A-/A-	4.75%	9.50%
Class M-5	Baa2/BBB+/BBB	3.55%	7.10%
Class M-6	Baa3/BBB/BBB-	2.55%	5.10%
Class B	Ba1/BBB-/BB+	1.55%	3.10%

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

Subordination Percentage:

Class	Rating (M/S/F)	Subordination %
Class A	Aaa/AAA/AAA	61.00%
Class M-1	Aa2/AA/AA+	74.50%
Class M-2	A2/A+/A+	84.80%
Class M-3	A3/A/A	87.80%
Class M-4	Baa1/A-/A-	90.50%
Class M-5	Baa2/BBB+/BBB	92.90%
Class M-6	Baa3/BBB/BBB-	94.90%
Class B	Ba1/BBB-/BB+	96.90%

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) before giving effect to distributions of principal to be made on that Distribution Date, over (ii) the sum of the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, before taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 1.55% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.10% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Floor: 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Stepdown Date: The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in February 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

Specified Enhancement Percentage: The Specified Enhancement Percentage is [39.00]%.

Senior Enhancement Percentage: On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

Excess Cash Flow: For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Trigger Event: A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.44] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in February 2008 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

Distribution Date	Required Loss Percentage
Month 37 to Month 48	[3.25]% with respect to month 37, plus an additional 1/12th of [1.75]% for each month thereafter
Month 49 to Month 60	[5.00]% with respect to month 49, plus an additional 1/12th of [1.50]% for each month thereafter
Month 61 to Month 72	[6.50]% with respect to Month 61, plus an additional 1/12th of [0.75]% for each month thereafter
Month 73 and thereafter	[7.25]%

Interest Distributions:

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) To the Class A Certificates, pro-rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

Principal Distributions:

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(i) To the Class A Certificates, the Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(ii) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(viii) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

Class A Principal Distributions:

The Class A Principal Distribution Amount will be distributed as follows:

(i) To the Class A-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-2 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iii) To the Class A-3 Certificates, until the certificate principal balance thereof is reduced to zero.

Excess Cash Flow Distributions:

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their certificate principal balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the amount of any Basis Risk Shortfalls remaining unpaid as of that distribution date;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Principal Remittance Amount:

For any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

Principal Distribution Amount: For any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the interest distribution amount and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the OC Target minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

Class A Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the OC Floor.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the

Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the OC Floor.

Class M-6 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class B Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal

Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Allocation of Losses: Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero;

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) To the Class A Certificates, on a pro-rata basis until reduced to zero.

Prospectus: The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

Yield Maintenance Agreements

On the Closing Date, the Trustee will enter into two Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A and the Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A Certificates; and the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in March 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in December 2006.

Class A Yield Maintance Agreement Schedule			
Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
2/25/2005	579,600,000	N/A	N/A
3/25/2005	576,172,118	6.95	7.82
4/25/2005	571,167,008	6.26	7.82
5/25/2005	564,574,609	6.47	7.82
6/25/2005	556,394,478	6.26	7.82
7/25/2005	546,636,195	6.47	7.82
8/25/2005	535,319,705	6.26	7.82
9/25/2005	522,475,554	6.26	7.82
10/25/2005	508,145,042	6.47	7.82
11/25/2005	492,380,265	6.26	7.82
12/25/2005	475,418,755	6.48	7.82
1/25/2006	457,438,303	6.26	7.82
2/25/2006	439,983,079	6.26	7.82
3/25/2006	423,037,727	6.95	7.82
4/25/2006	406,587,341	6.26	7.82
5/25/2006	390,617,448	6.48	7.82
6/25/2006	375,114,001	6.26	7.82
7/25/2006	360,063,364	6.48	7.82
8/25/2006	345,452,299	6.27	7.82
9/25/2006	331,267,955	6.27	7.82
10/25/2006	317,497,859	6.48	7.82
11/25/2006	303,381,992	6.27	7.82
12/25/2006	279,969,077	6.66	7.82
1/25/2007	-	-	-

Class M and Class B Yield Maintance Agreement Schedule			
Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
2/25/2005	129,240,000	N/A	N/A
3/25/2005	129,240,000	6.12	7.24
4/25/2005	129,240,000	5.43	7.24
5/25/2005	129,240,000	5.64	7.24
6/25/2005	129,240,000	5.43	7.24
7/25/2005	129,240,000	5.64	7.24
8/25/2005	129,240,000	5.43	7.24
9/25/2005	129,240,000	5.43	7.24
10/25/2005	129,240,000	5.64	7.24
11/25/2005	129,240,000	5.43	7.24
12/25/2005	129,240,000	5.65	7.24
1/25/2006	129,240,000	5.43	7.24
2/25/2006	129,240,000	5.43	7.24
3/25/2006	129,240,000	6.12	7.24
4/25/2006	129,240,000	5.43	7.24
5/25/2006	129,240,000	5.65	7.24
6/25/2006	129,240,000	5.43	7.24
7/25/2006	129,240,000	5.65	7.24
8/25/2006	129,240,000	5.44	7.24
9/25/2006	129,240,000	5.44	7.24
10/25/2006	129,240,000	5.65	7.24
11/25/2006	129,240,000	5.44	7.24
12/25/2006	129,240,000	5.83	7.24
1/25/2007	-	-	-

Aggregate Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$710,909,266	$15,000	$709,292
Number of Mortgage Loans	4,949		
Average Current Principal Balance	$143,647.05		
[1] Weighted Average Original Loan-to-Value	80.52%	15.00%	95.00%
[1] Weighted Average Mortgage Rate	7.16%	4.99%	12.99%
[1] Weighted Average Net Mortgage Rate	6.65%	4.54%	12.41%
[1] Weighted Average Note Margin	6.79%	4.14%	10.84%
[1] Weighted Average Maximum Mortgage Rate	13.34%	10.50%	18.65%
[1] Weighted Average Minimum Mortgage Rate	7.03%	4.99%	11.75%
[1] Weighted Average Term to Next Rate Adjustment Rate (months)	24	1	36
[1] Weighted Average Remaining Term to Stated Maturity (months)	356	117	360
[1] [2] Weighted Average Credit Score	609	455	804

[1] Weighted Average reflected in Total.
[2] 99.99% of the Aggregate Loans have Credit Scores.
[3] Includes loans that will be transferred to HomeComings within 90 days.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	88.83%
	Fixed	11.17%
Lien	First	100.00%
Property Type	Single-family	82.69%
	PUD (detached)	4.76%
	Two-to-four family units	4.08%
	Condo Low rise	3.33%
	Manufactured Home	2.04%
	Townhouse	1.73%
	PUD (attached)	1.10%
	Cond Mid-Rise	0.13%
	Cond High-Rise	0.07%
	Leasehold	0.05%
	Mix Use	0.02%
Occupancy Status	Primary Residence	94.31%
	Non Owner Occupied	3.80%
	Second/Vacation	1.90%
Documentation Type	Full Documentation	75.28%
	Reduced Documentation	24.72%
Loans with Prepayment Penalties		70.44%
Loans serviced by Homecomings[3]		100.00%

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
1 - 499	84	$10,561,795	1.49%	$125,736	69.47%
500 - 519	137	16,421,103	2.31	119,862	74.13
520 - 539	287	36,310,830	5.11	126,519	76.21
540 - 559	470	59,425,978	8.36	126,438	77.49
560 - 579	507	65,009,064	9.14	128,223	79.61
580 - 599	748	103,678,746	14.58	138,608	82.23
600 - 619	843	123,205,520	17.33	146,151	82.01
620 - 639	729	115,503,419	16.25	158,441	81.24
640 - 659	527	81,675,629	11.49	154,982	81.46
660 - 679	301	45,301,481	6.37	150,503	81.26
680 - 699	148	24,052,456	3.38	162,517	82.12
700 - 719	77	14,069,584	1.98	182,722	79.73
720 - 739	47	8,888,065	1.25	189,108	81.93
740 - 759	23	3,469,035	0.49	150,828	82.83
760 >=	20	3,284,613	0.46	164,231	84.20
Subtotal with Credit Scores	**4,948**	**$710,857,317**	**99.99%**	**$143,666**	**80.52%**
Not available*	1	$51,949	0.01%	$51,949	80.00%
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**80.52%**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

Aggregate Outstanding Mortgage Loan Principal Balances

Range of Outstanding Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,750	$128,848,586	18.12%	$73,628	598	78.60%
100,001 - 200,000	2,229	317,974,342	44.73	142,653	604	80.68
200,001 - 300,000	734	177,384,021	24.95	241,668	617	80.99
300,001 - 400,000	186	63,866,104	8.98	343,366	625	82.43
400,001 - 500,000	46	20,395,046	2.87	443,371	623	81.26
500,001 - 600,000	2	1,081,874	0.15	540,937	642	76.54
600,001 - 700,000	1	650,000	0.09	650,000	631	65.00
700,001 - 800,000	1	709,292	0.10	709,292	604	65.00
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	56	$11,670,114	1.64%	$208,395	662	77.76%
5.000 - 5.499	260	54,580,431	7.68	209,925	636	78.04
5.500 - 5.999	535	99,525,540	14.00	186,029	629	79.21
6.000 - 6.499	1,025	169,211,640	23.80	165,085	622	79.83
6.500 - 6.999	964	138,783,021	19.52	143,966	608	81.05
7.000 - 7.499	942	119,716,541	16.84	127,088	590	83.29
7.500 - 7.999	577	63,252,575	8.90	109,623	580	82.22
8.000 - 8.499	352	34,769,474	4.89	98,777	571	80.25
8.500 - 8.999	131	11,262,397	1.58	85,972	564	77.91
9.000 - 9.499	71	5,847,886	0.82	82,365	554	74.32
9.500 - 9.999	22	1,587,840	0.22	72,175	522	68.22
10.000 - 10.499	6	403,641	0.06	67,273	536	75.51
10.500 - 10.999	2	65,099	0.01	32,549	531	51.71
11.000 - 11.499	4	163,866	0.02	40,966	524	65.03
11.500 - 11.999	1	44,949	0.01	44,949	503	75.00
12.000 - 12.499	1	24,253	0.01	24,253	576	41.00
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	2	$502,147	0.07%	$251,074	689	73.90%
5.000 - 5.499	50	10,513,349	1.48	210,267	662	78.19
5.500 - 5.999	293	62,258,490	8.76	212,486	639	78.63
6.000 - 6.499	441	81,948,557	11.53	185,824	633	79.48
6.500 - 6.999	1,132	187,457,247	26.37	165,598	623	79.69
7.000 - 7.499	803	114,197,508	16.06	142,214	608	81.13
7.500 - 7.999	1,032	133,162,816	18.73	129,034	590	82.90
8.000 - 8.499	528	58,384,299	8.21	110,576	579	82.45
8.500 - 8.999	418	42,242,031	5.94	101,057	566	80.68
9.000 - 9.499	129	11,142,629	1.57	86,377	559	76.85
9.500 - 9.999	80	6,531,440	0.92	81,643	551	72.81
10.000 - 10.499	19	1,266,203	0.18	66,642	527	67.63
10.500 - 10.999	14	1,004,383	0.14	71,742	525	71.33
11.000 - 11.499	1	40,107	0.01	40,107	527	59.00
11.500 - 11.999	4	173,858	0.02	43,464	524	65.75
12.000 - 12.499	2	59,949	0.01	29,975	515	59.99
12.500 - 12.999	1	24,253	0.01	24,253	576	41.00
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	154	$16,557,893	2.33%	$107,519	579
50.01 - 55.00	75	8,613,167	1.21	114,842	571
55.01 - 60.00	124	14,560,910	2.05	117,427	584
60.01 - 65.00	165	24,702,936	3.47	149,715	594
65.01 - 70.00	302	41,258,688	5.80	136,618	584
70.01 - 75.00	403	53,442,087	7.52	132,611	598
75.01 - 80.00	1,523	226,529,456	31.86	148,739	623
80.01 - 85.00	819	114,909,964	16.16	140,305	602
85.01 - 90.00	1,085	170,600,734	24.00	157,236	611
90.01 - 95.00	299	39,733,431	5.59	132,888	620
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**

GMAC RFC

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	113	$11,383,860	1.60%	$100,742	596	83.27%
Alaska	6	1,154,944	0.16	192,491	576	79.93
Arizona	142	20,449,097	2.88	144,008	616	81.80
Arkansas	16	2,090,386	0.29	130,649	604	85.33
California	467	107,237,410	15.08	229,630	620	77.07
Colorado	98	17,823,717	2.51	181,875	618	83.29
Connecticut	42	7,844,766	1.10	186,780	604	79.12
Delaware	17	3,182,086	0.45	187,182	609	82.47
Florida	425	59,238,849	8.33	139,386	608	79.87
Georgia	217	28,458,024	4.00	131,143	607	81.68
Hawaii	6	1,582,346	0.22	263,724	615	74.16
Idaho	20	2,134,749	0.30	106,737	616	85.25
Illinois	240	33,437,455	4.70	139,323	608	83.02
Indiana	131	11,877,783	1.67	90,670	593	83.24
Iowa	42	3,708,245	0.52	88,292	611	84.24
Kansas	39	4,806,252	0.68	123,237	607	81.82
Kentucky	79	8,670,979	1.22	109,759	605	83.16
Louisiana	92	10,091,571	1.42	109,691	602	83.65
Maine	27	3,556,101	0.50	131,707	606	79.91
Maryland	143	28,662,444	4.03	200,437	607	79.48
Massachusetts	63	12,549,753	1.77	199,202	624	76.79
Michigan	331	38,772,255	5.45	117,137	595	81.75
Minnesota	167	27,000,543	3.80	161,680	610	81.20
Mississippi	46	3,865,715	0.54	84,037	595	81.97
Missouri	128	13,769,631	1.94	107,575	597	83.27
Montana	3	273,457	0.04	91,152	555	71.09
Nebraska	21	2,359,061	0.33	112,336	602	87.31
Nevada	100	20,006,103	2.81	200,061	619	78.72
New Hampshire	21	4,142,302	0.58	197,252	614	80.39
New Jersey	76	14,649,030	2.06	192,750	607	79.40
New Mexico	18	2,419,155	0.34	134,397	598	83.66
New York	98	17,715,389	2.49	180,769	622	77.91
North Carolina	131	15,043,349	2.12	114,835	606	82.18
North Dakota	5	435,433	0.06	87,087	610	87.55
Ohio	158	17,652,619	2.48	111,725	596	82.49
Oklahoma	58	5,038,077	0.71	86,863	597	84.03
Oregon	39	6,228,251	0.88	159,699	616	80.80
Pennsylvania	145	16,412,587	2.31	113,190	594	82.36
Rhode Island	21	3,571,729	0.50	170,082	602	69.86
South Carolina	96	9,725,764	1.37	101,310	593	81.57
South Dakota	5	591,201	0.08	118,240	573	81.97
Tennessee	93	9,422,819	1.33	101,321	602	82.51
Texas	189	21,210,071	2.98	112,223	609	79.90
Utah	46	6,753,304	0.95	146,811	623	83.22
Vermont	4	475,777	0.07	118,944	652	73.64
Virginia	237	36,215,957	5.09	152,810	607	79.62
Washington	92	13,718,743	1.93	149,117	615	82.69
West Virginia	6	627,375	0.09	104,562	599	80.37
Wisconsin	171	20,150,753	2.83	117,841	603	82.53
Wyoming	4	388,544	0.05	97,136	578	86.88
Washington DC	15	2,333,460	0.33	155,564	582	68.75
			100.00%	**$143,647**	**609**	**80.52%**

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	3,160	$449,412,427	63.22%	$142,219	599	79.57%
Purchase	1,261	187,857,727	26.42	148,975	632	82.30
Rate/Term refinance	528	73,639,112	10.36	139,468	609	81.78
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	3,899	$535,205,507	75.28%	$137,267	600	81.52%
Reduced Documentation	1,050	175,703,758	24.72	167,337	635	77.47
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	4,583	$670,429,852	94.31%	$146,286	607	80.70%
Non Owner Occupied	257	26,987,694	3.80	105,010	637	76.00
Second/Vacation	109	13,491,719	1.90	123,777	660	80.55
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single Family (detached)	4,068	$587,862,867	82.69%	$144,509	608	80.77%
Detached PUD	189	33,870,000	4.76	179,206	599	80.97
Two-to-four family units	193	29,022,140	4.08	150,374	621	77.58
Condo under 5 stories	161	23,646,771	3.33	146,874	626	80.06
Manufactured Home	173	14,479,807	2.04	83,698	599	76.62
Townhouse/rowhouse	95	12,303,375	1.73	129,509	606	81.09
Attached PUD	54	7,805,864	1.10	144,553	610	78.80
Mid-rise condo (5-8 stories)	8	899,142	0.13	112,393	611	74.04
Condo over 8 stories	4	484,367	0.07	121,092	613	82.63
Leasehold	3	363,928	0.05	121,309	597	82.69
Mixed Use	1	171,004	0.02	171,004	701	58.00
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Aggregate Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	2,485	$389,483,524	54.79%	$156,734	638	82.12%
AX	866	118,312,667	16.64	136,620	596	79.34
AM	773	103,265,771	14.53	133,591	573	82.14
B	495	62,738,494	8.83	126,744	552	77.37
C	209	23,977,700	3.37	114,726	543	70.51
CM	121	13,131,110	1.85	108,522	529	64.06
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
12 Months	254	$42,163,020	5.93%	$165,996	616	79.30%
24 Months	2,269	345,926,700	48.66	152,458	611	81.05
36 Months	849	111,283,043	15.65	131,075	611	79.79
60 Months	4	447,535	0.06	111,884	594	80.73
None	1,568	210,176,693	29.56	134,041	602	80.26
Other	5	912,274	0.13	182,455	580	82.07
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

Aggregate IO Term

IO Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
0	4,706	$653,865,632	91.98%	$138,943	606	80.34%
24	109	25,907,870	3.64	237,687	640	82.01
36	24	5,209,433	0.73	217,060	651	81.34
60	110	25,926,331	3.65	235,694	646	83.27
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	716	$79,390,252	11.17%	$110,880	612	77.48%
4.000 - 4.499	1	125,849	0.02	125,849	627	47.00
4.500 - 4.999	21	3,469,633	0.49	165,221	633	76.42
5.000 - 5.499	115	20,146,326	2.83	175,185	649	80.00
5.500 - 5.999	357	59,470,799	8.37	166,585	630	78.75
6.000 - 6.499	693	108,723,480	15.29	156,888	623	79.17
6.500 - 6.999	1,586	260,949,272	36.71	164,533	618	80.75
7.000 - 7.499	677	88,348,977	12.43	130,501	586	83.95
7.500 - 7.999	446	53,453,631	7.52	119,851	566	84.22
8.000 - 8.499	185	20,524,837	2.89	110,945	563	81.74
8.500 - 8.999	102	11,959,753	1.68	117,252	550	78.03
9.000 - 9.499	32	2,932,665	0.41	91,646	525	71.81
9.500 - 9.999	10	775,571	0.11	77,557	541	75.66
10.000 - 10.499	6	551,532	0.08	91,922	501	71.21
10.500 - 10.999	2	86,690	0.01	43,345	523	72.69
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	716	$79,390,252	11.17%	$110,880	612	77.48%
10.000 - 10.999	4	753,032	0.11	188,258	662	82.33
11.000 - 11.999	259	53,218,947	7.49	205,479	641	79.66
12.000 - 12.999	1,128	184,590,048	25.97	163,644	623	79.57
13.000 - 13.999	1,733	257,389,267	36.21	148,522	607	81.54
14.000 - 14.999	869	111,231,467	15.65	127,999	580	82.98
15.000 - 15.999	204	21,280,534	2.99	104,316	567	78.32
16.000 - 16.999	27	2,433,312	0.34	90,123	556	71.45
17.000 - 17.999	8	570,940	0.08	71,367	527	68.46
18.000 - 18.999	1	51,468	0.01	51,468	541	52.00
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	716	$79,390,252	11.17%	$110,880	612	77.48%
4.000 - 4.999	1	129,500	0.02	129,500	634	90.00
5.000 - 5.999	283	51,601,400	7.26	182,337	638	78.24
6.000 - 6.999	1,829	308,640,936	43.41	168,748	624	79.66
7.000 - 7.999	1,487	201,942,853	28.41	135,806	590	83.51
8.000 - 8.999	534	60,659,943	8.53	113,595	569	81.74
9.000 - 9.999	81	7,053,262	0.99	87,077	550	74.28
10.000 - 10.999	15	1,352,223	0.19	90,148	515	73.00
11.000 - 11.999	3	138,897	0.02	46,299	523	64.67
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

GMAC RFC

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	716	$79,390,252	11.17%	$110,880	612	77.48%
February 2005	4	431,173	0.06	107,793	530	80.73
March 2005	4	535,652	0.08	133,913	548	83.79
April 2005	1	292,941	0.04	292,941	455	90.00
July 2005	2	83,267	0.01	41,634	551	68.64
January 2006	1	118,627	0.02	118,627	565	52.00
March 2006	2	238,755	0.03	119,378	650	76.58
April 2006	1	174,389	0.02	174,389	619	75.00
June 2006	1	85,057	0.01	85,057	580	70.00
July 2006	3	957,495	0.13	319,165	663	82.10
August 2006	2	157,903	0.02	78,951	595	80.64
September 2006	15	2,362,024	0.33	157,468	580	79.15
October 2006	110	17,899,261	2.52	162,721	619	81.57
November 2006	1,007	168,957,622	23.77	167,783	621	80.35
December 2006	1,861	261,161,789	36.74	140,334	602	81.45
January 2007	601	90,348,170	12.71	150,330	600	80.71
September 2007	1	157,151	0.02	157,151	619	80.00
October 2007	19	2,279,186	0.32	119,957	614	80.17
November 2007	71	11,991,156	1.69	168,890	612	78.32
December 2007	369	52,171,033	7.34	141,385	609	81.26
January 2008	158	21,116,363	2.97	133,648	615	79.62
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

GMAC RFC

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Net WAC Cap Schedule

Class A Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
2/25/2005	NA	NA	2/25/2008	8.57	10.48
3/25/2005	7.13	8.00	3/25/2008	9.16	11.20
4/25/2005	6.44	8.00	4/25/2008	8.56	10.47
5/25/2005	6.65	8.00	5/25/2008	8.84	10.81
6/25/2005	6.44	8.00	6/25/2008	8.56	10.51
7/25/2005	6.65	8.00	7/25/2008	8.84	11.67
8/25/2005	6.44	8.00	8/25/2008	8.55	11.28
9/25/2005	6.44	8.00	9/25/2008	8.55	11.27
10/25/2005	6.65	8.00	10/25/2008	8.83	11.64
11/25/2005	6.44	8.00	11/25/2008	8.54	11.25
12/25/2005	6.66	8.00	12/25/2008	8.82	11.62
1/25/2006	6.44	8.00	1/25/2009	8.53	11.35
2/25/2006	6.44	8.00	2/25/2009	8.53	11.34
3/25/2006	7.13	8.00	3/25/2009	9.44	12.54
4/25/2006	6.44	8.00	4/25/2009	8.52	11.32
5/25/2006	6.66	8.00	5/25/2009	8.80	11.68
6/25/2006	6.44	8.00	6/25/2009	8.51	11.30
7/25/2006	6.66	8.00	7/25/2009	8.79	11.78
8/25/2006	6.45	8.00	8/25/2009	8.51	11.39
9/25/2006	6.45	8.00	9/25/2009	8.50	11.38
10/25/2006	6.66	8.00	10/25/2009	8.78	11.74
11/25/2006	6.45	8.00	11/25/2009	8.50	11.35
12/25/2006	6.84	8.00	12/25/2009	8.78	11.72
1/25/2007	8.32	8.61	1/25/2010	8.49	11.33
2/25/2007	8.31	8.61	2/25/2010	8.48	11.32
3/25/2007	9.20	9.52	3/25/2010	9.39	12.52
4/25/2007	8.30	8.59	4/25/2010	8.48	11.30
5/25/2007	8.58	8.88	5/25/2010	8.76	11.66
6/25/2007	8.30	8.66	6/25/2010	8.47	11.27
7/25/2007	8.58	9.70	7/25/2010	8.75	11.64
8/25/2007	8.30	9.38	8/25/2010	8.46	11.25
9/25/2007	8.30	9.38	9/25/2010	8.46	11.24
10/25/2007	8.57	9.68	10/25/2010	8.73	11.60
11/25/2007	8.29	9.37	11/25/2010	8.45	11.21
12/25/2007	8.57	9.75	12/25/2010	8.73	11.58
1/25/2008	8.57	10.49	1/25/2011	8.44	11.19

(1) Assumes 1-month LIBOR remains constant at 2.44% and 6-month LIBOR remains constant at 2.86% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Cap Schedule

Subordinate Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
2/25/2005	NA	NA	2/25/2008	8.57	10.48
3/25/2005	7.13	8.25	3/25/2008	9.16	11.20
4/25/2005	6.44	8.25	4/25/2008	8.56	10.47
5/25/2005	6.65	8.25	5/25/2008	8.84	10.81
6/25/2005	6.44	8.25	6/25/2008	8.56	10.51
7/25/2005	6.65	8.25	7/25/2008	8.84	11.67
8/25/2005	6.44	8.25	8/25/2008	8.55	11.28
9/25/2005	6.44	8.25	9/25/2008	8.55	11.27
10/25/2005	6.65	8.25	10/25/2008	8.83	11.64
11/25/2005	6.44	8.25	11/25/2008	8.54	11.25
12/25/2005	6.66	8.25	12/25/2008	8.82	11.62
1/25/2006	6.44	8.25	1/25/2009	8.53	11.35
2/25/2006	6.44	8.25	2/25/2009	8.53	11.34
3/25/2006	7.13	8.25	3/25/2009	9.44	12.54
4/25/2006	6.44	8.25	4/25/2009	8.52	11.32
5/25/2006	6.66	8.25	5/25/2009	8.80	11.68
6/25/2006	6.44	8.25	6/25/2009	8.51	11.30
7/25/2006	6.66	8.25	7/25/2009	8.79	11.78
8/25/2006	6.45	8.25	8/25/2009	8.51	11.39
9/25/2006	6.45	8.25	9/25/2009	8.50	11.38
10/25/2006	6.66	8.25	10/25/2009	8.78	11.74
11/25/2006	6.45	8.25	11/25/2009	8.50	11.35
12/25/2006	6.84	8.25	12/25/2009	8.78	11.72
1/25/2007	8.32	8.61	1/25/2010	8.49	11.33
2/25/2007	8.31	8.61	2/25/2010	8.48	11.32
3/25/2007	9.20	9.52	3/25/2010	9.39	12.52
4/25/2007	8.30	8.59	4/25/2010	8.48	11.30
5/25/2007	8.58	8.88	5/25/2010	8.76	11.66
6/25/2007	8.30	8.66	6/25/2010	8.47	11.27
7/25/2007	8.58	9.70	7/25/2010	8.75	11.64
8/25/2007	8.30	9.38	8/25/2010	8.46	11.25
9/25/2007	8.30	9.38	9/25/2010	8.46	11.24
10/25/2007	8.57	9.68	10/25/2010	8.73	11.60
11/25/2007	8.29	9.37	11/25/2010	8.45	11.21
12/25/2007	8.57	9.75	12/25/2010	8.73	11.58
1/25/2008	8.57	10.49	1/25/2011	8.44	11.19

(1) Assumes 1-month LIBOR remains constant at 2.44% and 6-month LIBOR remains constant at 2.86% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-1						
Average Life (Years)	12.88	1.57	1.21	**1.00**	0.86	0.76
Modified Duration (at par)	10.68	1.54	1.19	**0.98**	0.85	0.75
First Principal Payment Date	2/25/2005	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Payment Date	4/25/2025	11/25/2007	2/25/2007	**10/25/2006**	6/25/2006	4/25/2006
Principal Payment Window (Months)	243	34	25	**21**	17	15
Class A-2						
Average Life (Years)	24.93	6.21	4.17	**3.00**	2.11	1.80
Modified Duration (at par)	18.14	5.64	3.91	**2.86**	2.05	1.76
First Principal Payment Date	4/25/2025	11/25/2007	2/25/2007	**10/25/2006**	6/25/2006	4/25/2006
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	6/25/2007
Principal Payment Window (Months)	104	113	74	**52**	40	15
Class A-3						
Average Life (Years)	28.83	12.16	8.16	**5.99**	4.66	2.55
Modified Duration (at par)	19.77	10.31	7.30	**5.52**	4.37	2.46
First Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	6/25/2007
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2007
Principal Payment Window (Months)	1	1	1	**1**	1	4

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.73	8.09	5.46	**4.46**	4.47	3.62
Modified Duration (at par)	18.43	7.10	4.99	**4.16**	4.19	3.43
First Principal Payment Date	1/25/2028	1/25/2009	3/25/2008	**7/25/2008**	1/25/2009	9/25/2007
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	61	**31**	9	13
Class M-2						
Average Life (Years)	26.73	8.09	5.45	**4.30**	3.94	3.51
Modified Duration (at par)	17.77	7.00	4.94	**3.99**	3.69	3.31
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**4/25/2008**	7/25/2008	3/25/2008
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**34**	15	7
Class M-3						
Average Life (Years)	26.73	8.09	5.44	**4.25**	3.75	3.25
Modified Duration (at par)	17.66	6.98	4.92	**3.94**	3.52	3.08
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**4/25/2008**	5/25/2008	2/25/2008
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**34**	17	8
Class M-4						
Average Life (Years)	26.73	8.09	5.44	**4.23**	3.70	3.18
Modified Duration (at par)	16.64	6.82	4.84	**3.87**	3.43	2.98
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**3/25/2008**	4/25/2008	1/25/2008
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**35**	18	9
Class M-5						
Average Life (Years)	26.73	8.09	5.44	**4.22**	3.66	3.12
Modified Duration (at par)	16.45	6.79	4.82	**3.85**	3.39	2.92
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**3/25/2008**	4/25/2008	12/25/2007
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**35**	18	10
Class M-6						
Average Life (Years)	26.73	8.09	5.44	**4.20**	3.61	3.07
Modified Duration (at par)	14.85	6.51	4.68	**3.75**	3.28	2.83
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**2/25/2008**	3/25/2008	11/25/2007
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**36**	19	11
Class B						
Average Life (Years)	26.67	7.85	5.28	**4.07**	3.50	2.97
Modified Duration (at par)	13.10	6.06	4.40	**3.54**	3.10	2.68
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**2/25/2008**	2/25/2008	10/25/2007
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**36**	20	12

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-1						
Average Life (Years)	12.88	1.57	1.21	**1.00**	0.86	0.76
Modified Duration (at par)	10.68	1.54	1.19	**0.98**	0.85	0.75
First Principal Payment Date	2/25/2005	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Payment Date	4/25/2025	11/25/2007	2/25/2007	**10/25/2006**	6/25/2006	4/25/2006
Principal Payment Window (Months)	243	34	25	**21**	17	15
Class A-2						
Average Life (Years)	24.94	6.28	4.22	**3.03**	2.12	1.80
Modified Duration (at par)	18.15	5.69	3.95	**2.89**	2.06	1.76
First Principal Payment Date	4/25/2025	11/25/2007	2/25/2007	**10/25/2006**	6/25/2006	4/25/2006
Last Principal Payment Date	5/25/2034	9/25/2019	12/25/2014	**4/25/2012**	8/25/2010	6/25/2007
Principal Payment Window (Months)	110	143	95	**67**	51	15
Class A-3						
Average Life (Years)	29.61	18.55	12.82	**9.46**	7.31	2.55
Modified Duration (at par)	20.12	14.38	10.70	**8.27**	6.58	2.46
First Principal Payment Date	5/25/2034	9/25/2019	12/25/2014	**4/25/2012**	8/25/2010	6/25/2007
Last Principal Payment Date	12/25/2034	12/25/2029	4/25/2023	**9/25/2018**	9/25/2015	9/25/2007
Principal Payment Window (Months)	8	124	101	**78**	62	4

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.84	8.89	6.03	**4.88**	4.91	5.16
Modified Duration (at par)	18.47	7.62	5.42	**4.50**	4.56	4.77
First Principal Payment Date	1/25/2028	1/25/2009	3/25/2008	**7/25/2008**	1/25/2009	9/25/2007
Last Principal Payment Date	11/25/2034	8/25/2026	2/25/2020	**3/25/2016**	9/25/2013	7/25/2013
Principal Payment Window (Months)	83	212	144	**93**	57	71
Class M-2						
Average Life (Years)	26.84	8.81	5.96	**4.68**	4.22	3.76
Modified Duration (at par)	17.81	7.45	5.31	**4.29**	3.92	3.53
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**4/25/2008**	7/25/2008	3/25/2008
Last Principal Payment Date	10/25/2034	11/25/2024	9/25/2018	**2/25/2015**	11/25/2012	3/25/2011
Principal Payment Window (Months)	82	191	128	**83**	53	37
Class M-3						
Average Life (Years)	26.83	8.71	5.87	**4.57**	3.99	3.45
Modified Duration (at par)	17.70	7.37	5.24	**4.19**	3.72	3.25
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**4/25/2008**	5/25/2008	2/25/2008
Last Principal Payment Date	8/25/2034	7/25/2022	12/25/2016	**10/25/2013**	10/25/2011	5/25/2010
Principal Payment Window (Months)	80	163	107	**67**	42	28
Class M-4						
Average Life (Years)	26.82	8.62	5.81	**4.49**	3.90	3.34
Modified Duration (at par)	16.67	7.14	5.10	**4.07**	3.59	3.12
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**3/25/2008**	4/25/2008	1/25/2008
Last Principal Payment Date	7/25/2034	7/25/2021	3/25/2016	**4/25/2013**	5/25/2011	1/25/2010
Principal Payment Window (Months)	79	151	98	**62**	38	25
Class M-5						
Average Life (Years)	26.81	8.48	5.71	**4.42**	3.80	3.24
Modified Duration (at par)	16.47	7.02	5.02	**4.00**	3.50	3.02
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**3/25/2008**	4/25/2008	12/25/2007
Last Principal Payment Date	6/25/2034	5/25/2020	5/25/2015	**8/25/2012**	11/25/2010	9/25/2009
Principal Payment Window (Months)	78	137	88	**54**	32	22
Class M-6						
Average Life (Years)	26.77	8.27	5.56	**4.29**	3.67	3.12
Modified Duration (at par)	14.86	6.61	4.76	**3.81**	3.32	2.87
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**2/25/2008**	3/25/2008	11/25/2007
Last Principal Payment Date	3/25/2034	12/25/2018	5/25/2014	**11/25/2011**	5/25/2010	3/25/2009
Principal Payment Window (Months)	75	120	76	**46**	27	17
Class B						
Average Life (Years)	26.67	7.85	5.28	**4.07**	3.50	2.97
Modified Duration (at par)	13.10	6.06	4.40	**3.54**	3.10	2.68
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**2/25/2008**	2/25/2008	10/25/2007
Last Principal Payment Date	12/25/2033	5/25/2017	4/25/2013	**2/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	72	101	63	**37**	20	12

CSFB Contacts

	NAME	PHONE EXTENSION
Asset Finance:	Brendan J. Keane	(212) 325-6459
	John Herbert	(212) 325-2412
	Kenny Rosenberg	(212) 325-3587
	Ryan T. Stroker	(212) 325-0391
	Kashif Gilani – Collateral	(212) 325-8697
	David Steinberg – Collateral	(212) 325-2774
	David O'Brien – Structuring	(212) 538-3549
Asset Backed Syndication:	Tricia Hazelwood	(212) 325-8549
	Melissa Simmons	(212) 325-8549
	Jim Drvostep	(212) 325-8549

Rating Agency Contacts

	NAME	PHONE EXTENSION
Moody's:	Earl Bandy	(212) 553-7985
S&P:	Lacey Bigos	(212) 438-3126
Fitch:	Roeluf Slump	(212) 908-0705

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED JANUARY 12, 2005

$708,840,000 (Approximate)

GMAC RFC

HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-KS1

RASC SERIES 2005-KS1 TRUST
Issuer

RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

JANUARY 12, 2005

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

RASC Series 2005-KS1 Trust
Home Equity Mortgage Asset-Backed Pass-Through Certificates

$708,840,000 (Approximate)
Subject to Revision

Class	Approximate Size[1]	Interest Type	Principal Type	Expected WAL (yrs)[2] Call/Mat	Expected Principal Window (mos)[2] Call/Mat	Final Scheduled Distribution Date[3]	Expected Ratings (Moody's/S&P/Fitch)
A-1[4]	$269,240,000	Floating	SEQ	1.00 / 1.00	1-21 / 1-21	April 2025	Aaa/AAA/AAA
A-2 [4]	283,860,000	Floating	SEQ	3.00 / 3.03	21-72 / 21-87	May 2034	Aaa/AAA/AAA
A-3 [4]	26,500,000	Floating	SEQ	5.99 / 9.46	72-72 / 87-164	February 2035	Aaa/AAA/AAA
M-1 [4][5]	48,600,000	Floating	MEZ	4.46 / 4.88	42-72 / 42-134	February 2035	Aa2/AA/AA+
M-2 [4][5]	37,080,000	Floating	MEZ	4.30 / 4.68	39-72 / 39-121	February 2035	A2/A+/A+
M-3 [4][5]	10,800,000	Floating	MEZ	4.25 / 4.57	39-72 / 39-105	February 2035	A3/A/A
M-4 [4][5]	9,720,000	Floating	MEZ	4.23 / 4.49	38-72 / 38-99	February 2035	Baa1/A-/A-
M-5 [4][5]	8,640,000	Floating	MEZ	4.22 / 4.42	38-72 / 38-91	February 2035	Baa2/BBB+/BBB
M-6 [4][5]	7,200,000	Floating	MEZ	4.20 / 4.29	37-72 / 37-82	February 2035	Baa3/BBB/BBB-
B[4][5]	7,200,000	Floating	SUB	4.07 / 4.07	37-72 / 37-73	February 2035	Ba1/BBB-/BB+
Total	**$708,840,000**						

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-1 and Class A-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to the Net Wac Cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.

Transaction Overview

Certificates:	The Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates (the "Class A Certificates"). The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates"). The Class A Certificates and the Subordinate Certificates will be offered via the Prospectus (the "Offered Certificates").
Depositor:	Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation
Seller and Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC")
Sub-Servicer:	Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation. The preliminary pool includes approximately 21.42% of Mortgage Loans which will be interim-serviced by Fremont Investment & Loan.
Trustee:	US Bank National Association
Joint Lead Underwriters:	Credit Suisse First Boston LLC (Book Runner) and Residential Funding Securities Corporation
Co-Manager:	J.P. Morgan Securities Inc.
Cut-off Date:	January 1, 2005
Closing Date:	On or about January 28, 2005
Distribution Dates:	The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in February 2005. The initial Distribution Date will be February 25, 2005.
Form of Certificates:	The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.
Minimum Denominations:	The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and the Class B Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.

Tax Status: The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

ERISA Eligibility: The Offered Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Optional Termination Date: If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holders of the call rights may terminate the trust.

Expense Fee Rate: With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

Mortgage Loans: The mortgage pool will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties. Approximately 8.02% of the Mortgage Loans provide for an initial interest only period of up to five years.

Prepayment Assumption: Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

Maximum Net Mortgage Rate: With respect to any adjustable rate Mortgage Loan, the maximum net mortgage rate; with respect to any fixed rate Mortgage Loan, the Net Mortgage Rate.

Net WAC Cap Rate: The pass-through rate on each class of Offered Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period; as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

Basis Risk Shortfall: With respect to each class of Offered Certificates and any Distribution Date on which the Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Net WAC Cap Rate; plus any unpaid Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

Relief Act Shortfalls: With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls will be allocated on a pro rata basis among the Offered Certificates.

Interest Accrual Period: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.

Eligible Master Servicing Compensation: With respect to any Distribution Date, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date.

Coupon Step Up: If the holders of the call rights does not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following such first possible Optional Termination Date.

Credit Enhancement:

A. Overcollateralization ("OC")

B. Excess Cash Flow

C. Subordination

Expected Credit Support Percentage:

Class	Rating (M/S/F)	Initial Credit Support	After Step-Down Support
Class A	Aaa/AAA/AAA	19.50%	39.00%
Class M-1	Aa2/AA/AA+	12.75%	25.50%
Class M-2	A2/A+/A+	7.60%	15.20%
Class M-3	A3/A/A	6.10%	12.20%
Class M-4	Baa1/A-/A-	4.75%	9.50%
Class M-5	Baa2/BBB+/BBB	3.55%	7.10%
Class M-6	Baa3/BBB/BBB-	2.55%	5.10%
Class B	Ba1/BBB-/BB+	1.55%	3.10%

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

Subordination Percentage:

Class	Rating (M/S/F)	Subordination %
Class A	Aaa/AAA/AAA	61.00%
Class M-1	Aa2/AA/AA+	74.50%
Class M-2	A2/A+/A+	84.80%
Class M-3	A3/A/A	87.80%
Class M-4	Baa1/A-/A-	90.50%
Class M-5	Baa2/BBB+/BBB	92.90%
Class M-6	Baa3/BBB/BBB-	94.90%
Class B	Ba1/BBB-/BB+	96.90%

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) before giving effect to distributions of principal to be made on that Distribution Date, over (ii) the sum of the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, before taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 1.55% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.10% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Floor: 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Stepdown Date: The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in February 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

Specified Enhancement Percentage: The Specified Enhancement Percentage is [39.00]%.

Senior Enhancement Percentage: On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

Excess Cash Flow: For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Trigger Event: A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.44] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in February 2008 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

Distribution Date	Required Loss Percentage
Month 37 to Month 48	[3.25]% with respect to month 37, plus an additional 1/12th of [1.75]% for each month thereafter
Month 49 to Month 60	[5.00]% with respect to month 49, plus an additional 1/12th of [1.50]% for each month thereafter
Month 61 to Month 72	[6.50]% with respect to Month 61, plus an additional 1/12th of [0.75]% for each month thereafter
Month 73 and thereafter	[7.25]%

Interest Distributions:

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) To the Class A Certificates, pro-rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

Principal Distributions:

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(i) To the Class A Certificates, the Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(ii) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(viii) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

Class A Principal Distributions:

The Class A Principal Distribution Amount will be distributed as follows:

(i) To the Class A-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-2 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iii) To the Class A-3 Certificates, until the certificate principal balance thereof is reduced to zero.

Excess Cash Flow Distributions:

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their certificate principal balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the amount of any Basis Risk Shortfalls remaining unpaid as of that distribution date;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Principal Remittance Amount:

For any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

Principal Distribution Amount: For any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the interest distribution amount and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the OC Target minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

Class A Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the OC Floor.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-4 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-5 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution

Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the OC Floor.

Class M-6 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class B Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Allocation of Losses:

Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero;

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) To the Class A Certificates, on a pro-rata basis until reduced to zero.

Prospectus:

The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

Yield Maintenance Agreements

On the Closing Date, the Trustee will enter into two Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A and the Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A Certificates; and the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in March 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in December 2006.

Class A Yield Maintance Agreement Schedule			
Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
2/25/2005	579,600,000	N/A	N/A
3/25/2005	576,172,118	6.95	7.82
4/25/2005	571,167,008	6.26	7.82
5/25/2005	564,574,609	6.47	7.82
6/25/2005	556,394,478	6.26	7.82
7/25/2005	546,636,195	6.47	7.82
8/25/2005	535,319,705	6.26	7.82
9/25/2005	522,475,554	6.26	7.82
10/25/2005	508,145,042	6.47	7.82
11/25/2005	492,380,265	6.26	7.82
12/25/2005	475,418,755	6.48	7.82
1/25/2006	457,438,303	6.26	7.82
2/25/2006	439,983,079	6.26	7.82
3/25/2006	423,037,727	6.95	7.82
4/25/2006	406,587,341	6.26	7.82
5/25/2006	390,617,448	6.48	7.82
6/25/2006	375,114,001	6.26	7.82
7/25/2006	360,063,364	6.48	7.82
8/25/2006	345,452,299	6.27	7.82
9/25/2006	331,267,955	6.27	7.82
10/25/2006	317,497,859	6.48	7.82
11/25/2006	303,381,992	6.27	7.82
12/25/2006	279,969,077	6.66	7.82
1/25/2007	-	-	-

Class M and Class B Yield Maintance Agreement Schedule			
Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
2/25/2005	129,240,000	N/A	N/A
3/25/2005	129,240,000	6.12	7.24
4/25/2005	129,240,000	5.43	7.24
5/25/2005	129,240,000	5.64	7.24
6/25/2005	129,240,000	5.43	7.24
7/25/2005	129,240,000	5.64	7.24
8/25/2005	129,240,000	5.43	7.24
9/25/2005	129,240,000	5.43	7.24
10/25/2005	129,240,000	5.64	7.24
11/25/2005	129,240,000	5.43	7.24
12/25/2005	129,240,000	5.65	7.24
1/25/2006	129,240,000	5.43	7.24
2/25/2006	129,240,000	5.43	7.24
3/25/2006	129,240,000	6.12	7.24
4/25/2006	129,240,000	5.43	7.24
5/25/2006	129,240,000	5.65	7.24
6/25/2006	129,240,000	5.43	7.24
7/25/2006	129,240,000	5.65	7.24
8/25/2006	129,240,000	5.44	7.24
9/25/2006	129,240,000	5.44	7.24
10/25/2006	129,240,000	5.65	7.24
11/25/2006	129,240,000	5.44	7.24
12/25/2006	129,240,000	5.83	7.24
1/25/2007	-	-	-

Aggregate Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$710,909,266	$15,000	$709,292
Number of Mortgage Loans	4,949		
Average Current Principal Balance	$143,647.05		
[1] Weighted Average Original Loan-to-Value	80.52%	15.00%	95.00%
[1] Weighted Average Mortgage Rate	7.16%	4.99%	12.99%
[1] Weighted Average Net Mortgage Rate	6.65%	4.54%	12.41%
[1] Weighted Average Note Margin	6.79%	4.14%	10.84%
[1] Weighted Average Maximum Mortgage Rate	13.34%	10.50%	18.65%
[1] Weighted Average Minimum Mortgage Rate	7.03%	4.99%	11.75%
[1] Weighted Average Term to Next Rate Adjustment Rate (months)	24	1	36
[1] Weighted Average Remaining Term to Stated Maturity (months)	356	117	360
[1] [2] Weighted Average Credit Score	609	455	804

[1] Weighted Average reflected in Total.
[2] 99.99% of the Aggregate Loans have Credit Scores.
[3] Includes loans that will be transferred to HomeComings within 90 days.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	88.83%
	Fixed	11.17%
Lien	First	100.00%
Property Type	Single-family	82.69%
	PUD (detached)	4.76%
	Two-to-four family units	4.08%
	Condo Low rise	3.33%
	Manufactured Home	2.04%
	Townhouse	1.73%
	PUD (attached)	1.10%
	Cond Mid-Rise	0.13%
	Cond High-Rise	0.07%
	Leasehold	0.05%
	Mix Use	0.02%
Occupancy Status	Primary Residence	94.31%
	Non Owner Occupied	3.80%
	Second/Vacation	1.90%
Documentation Type	Full Documentation	75.28%
	Reduced Documentation	24.72%
Loans with Prepayment Penalties		70.44%

Loans serviced by Homecomings(3) 100.00%

Aggregate Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
1 - 499	84	$10,561,795	1.49%	$125,736	69.47%
500 - 519	137	16,421,103	2.31	119,862	74.13
520 - 539	287	36,310,830	5.11	126,519	76.21
540 - 559	470	59,425,978	8.36	126,438	77.49
560 - 579	507	65,009,064	9.14	128,223	79.61
580 - 599	748	103,678,746	14.58	138,608	82.23
600 - 619	843	123,205,520	17.33	146,151	82.01
620 - 639	729	115,503,419	16.25	158,441	81.24
640 - 659	527	81,675,629	11.49	154,982	81.46
660 - 679	301	45,301,481	6.37	150,503	81.26
680 - 699	148	24,052,456	3.38	162,517	82.12
700 - 719	77	14,069,584	1.98	182,722	79.73
720 - 739	47	8,888,065	1.25	189,108	81.93
740 - 759	23	3,469,035	0.49	150,828	82.83
760 >=	20	3,284,613	0.46	164,231	84.20
Subtotal with Credit Scores	**4,948**	**$710,857,317**	**99.99%**	**$143,666**	**80.52%**
Not available*	1	$51,949	0.01%	$51,949	80.00%
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**80.52%**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

Aggregate Outstanding Mortgage Loan Principal Balances

Range of Outstanding Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,750	$128,848,586	18.12%	$73,628	598	78.60%
100,001 - 200,000	2,229	317,974,342	44.73	142,653	604	80.68
200,001 - 300,000	734	177,384,021	24.95	241,668	617	80.99
300,001 - 400,000	186	63,866,104	8.98	343,366	625	82.43
400,001 - 500,000	46	20,395,046	2.87	443,371	623	81.26
500,001 - 600,000	2	1,081,874	0.15	540,937	642	76.54
600,001 - 700,000	1	650,000	0.09	650,000	631	65.00
700,001 - 800,000	1	709,292	0.10	709,292	604	65.00
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	56	$11,670,114	1.64%	$208,395	662	77.76%
5.000 - 5.499	260	54,580,431	7.68	209,925	636	78.04
5.500 - 5.999	535	99,525,540	14.00	186,029	629	79.21
6.000 - 6.499	1,025	169,211,640	23.80	165,085	622	79.83
6.500 - 6.999	964	138,783,021	19.52	143,966	608	81.05
7.000 - 7.499	942	119,716,541	16.84	127,088	590	83.29
7.500 - 7.999	577	63,252,575	8.90	109,623	580	82.22
8.000 - 8.499	352	34,769,474	4.89	98,777	571	80.25
8.500 - 8.999	131	11,262,397	1.58	85,972	564	77.91
9.000 - 9.499	71	5,847,886	0.82	82,365	554	74.32
9.500 - 9.999	22	1,587,840	0.22	72,175	522	68.22
10.000 - 10.499	6	403,641	0.06	67,273	536	75.51
10.500 - 10.999	2	65,099	0.01	32,549	531	51.71
11.000 - 11.499	4	163,866	0.02	40,966	524	65.03
11.500 - 11.999	1	44,949	0.01	44,949	503	75.00
12.000 - 12.499	1	24,253	0.01	24,253	576	41.00
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	2	$502,147	0.07%	$251,074	689	73.90%
5.000 - 5.499	50	10,513,349	1.48	210,267	662	78.19
5.500 - 5.999	293	62,258,490	8.76	212,486	639	78.63
6.000 - 6.499	441	81,948,557	11.53	185,824	633	79.48
6.500 - 6.999	1,132	187,457,247	26.37	165,598	623	79.69
7.000 - 7.499	803	114,197,508	16.06	142,214	608	81.13
7.500 - 7.999	1,032	133,162,816	18.73	129,034	590	82.90
8.000 - 8.499	528	58,384,299	8.21	110,576	579	82.45
8.500 - 8.999	418	42,242,031	5.94	101,057	566	80.68
9.000 - 9.499	129	11,142,629	1.57	86,377	559	76.85
9.500 - 9.999	80	6,531,440	0.92	81,643	551	72.81
10.000 - 10.499	19	1,266,203	0.18	66,642	527	67.63
10.500 - 10.999	14	1,004,383	0.14	71,742	525	71.33
11.000 - 11.499	1	40,107	0.01	40,107	527	59.00
11.500 - 11.999	4	173,858	0.02	43,464	524	65.75
12.000 - 12.499	2	59,949	0.01	29,975	515	59.99
12.500 - 12.999	1	24,253	0.01	24,253	576	41.00
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	154	$16,557,893	2.33%	$107,519	579
50.01 - 55.00	75	8,613,167	1.21	114,842	571
55.01 - 60.00	124	14,560,910	2.05	117,427	584
60.01 - 65.00	165	24,702,936	3.47	149,715	594
65.01 - 70.00	302	41,258,688	5.80	136,618	584
70.01 - 75.00	403	53,442,087	7.52	132,611	598
75.01 - 80.00	1,523	226,529,456	31.86	148,739	623
80.01 - 85.00	819	114,909,964	16.16	140,305	602
85.01 - 90.00	1,085	170,600,734	24.00	157,236	611
90.01 - 95.00	299	39,733,431	5.59	132,888	620
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	113	$11,383,860	1.60%	$100,742	596	83.27%
Alaska	6	1,154,944	0.16	192,491	576	79.93
Arizona	142	20,449,097	2.88	144,008	616	81.80
Arkansas	16	2,090,386	0.29	130,649	604	85.33
California	467	107,237,410	15.08	229,630	620	77.07
Colorado	98	17,823,717	2.51	181,875	618	83.29
Connecticut	42	7,844,766	1.10	186,780	604	79.12
Delaware	17	3,182,086	0.45	187,182	609	82.47
Florida	425	59,238,849	8.33	139,386	608	79.87
Georgia	217	28,458,024	4.00	131,143	607	81.68
Hawaii	6	1,582,346	0.22	263,724	615	74.16
Idaho	20	2,134,749	0.30	106,737	616	85.25
Illinois	240	33,437,455	4.70	139,323	608	83.02
Indiana	131	11,877,783	1.67	90,670	593	83.24
Iowa	42	3,708,245	0.52	88,292	611	84.24
Kansas	39	4,806,252	0.68	123,237	607	81.82
Kentucky	79	8,670,979	1.22	109,759	605	83.16
Louisiana	92	10,091,571	1.42	109,691	602	83.65
Maine	27	3,556,101	0.50	131,707	606	79.91
Maryland	143	28,662,444	4.03	200,437	607	79.48
Massachusetts	63	12,549,753	1.77	199,202	624	76.79
Michigan	331	38,772,255	5.45	117,137	595	81.75
Minnesota	167	27,000,543	3.80	161,680	610	81.20
Mississippi	46	3,865,715	0.54	84,037	595	81.97
Missouri	128	13,769,631	1.94	107,575	597	83.27
Montana	3	273,457	0.04	91,152	555	71.09
Nebraska	21	2,359,061	0.33	112,336	602	87.31
Nevada	100	20,006,103	2.81	200,061	619	78.72
New Hampshire	21	4,142,302	0.58	197,252	614	80.39
New Jersey	76	14,649,030	2.06	192,750	607	79.40
New Mexico	18	2,419,155	0.34	134,397	598	83.66
New York	98	17,715,389	2.49	180,769	622	77.91
North Carolina	131	15,043,349	2.12	114,835	606	82.18
North Dakota	5	435,433	0.06	87,087	610	87.55
Ohio	158	17,652,619	2.48	111,725	596	82.49
Oklahoma	58	5,038,077	0.71	86,863	597	84.03
Oregon	39	6,228,251	0.88	159,699	616	80.80
Pennsylvania	145	16,412,587	2.31	113,190	594	82.36
Rhode Island	21	3,571,729	0.50	170,082	602	69.86
South Carolina	96	9,725,764	1.37	101,310	593	81.57
South Dakota	5	591,201	0.08	118,240	573	81.97
Tennessee	93	9,422,819	1.33	101,321	602	82.51
Texas	189	21,210,071	2.98	112,223	609	79.90
Utah	46	6,753,304	0.95	146,811	623	83.22
Vermont	4	475,777	0.07	118,944	652	73.64
Virginia	237	36,215,957	5.09	152,810	607	79.62
Washington	92	13,718,743	1.93	149,117	615	82.69
West Virginia	6	627,375	0.09	104,562	599	80.37
Wisconsin	171	20,150,753	2.83	117,841	603	82.53
Wyoming	4	388,544	0.05	97,136	578	86.88
Washington DC	15	2,333,460	0.33	155,564	582	68.75
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	3,160	$449,412,427	63.22%	$142,219	599	79.57%
Purchase	1,261	187,857,727	26.42	148,975	632	82.30
Rate/Term refinance	528	73,639,112	10.36	139,468	609	81.78
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	3,899	$535,205,507	75.28%	$137,267	600	81.52%
Reduced Documentation	1,050	175,703,758	24.72	167,337	635	77.47
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	4,583	$670,429,852	94.31%	$146,286	607	80.70%
Non Owner Occupied	257	26,987,694	3.80	105,010	637	76.00
Second/Vacation	109	13,491,719	1.90	123,777	660	80.55
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single Family (detached)	4,068	$587,862,867	82.69%	$144,509	608	80.77%
Detached PUD	189	33,870,000	4.76	179,206	599	80.97
Two-to-four family units	193	29,022,140	4.08	150,374	621	77.58
Condo under 5 stories	161	23,646,771	3.33	146,874	626	80.06
Manufactured Home	173	14,479,807	2.04	83,698	599	76.62
Townhouse/rowhouse	95	12,303,375	1.73	129,509	606	81.09
Attached PUD	54	7,805,864	1.10	144,553	610	78.80
Mid-rise condo (5-8 stories)	8	899,142	0.13	112,393	611	74.04
Condo over 8 stories	4	484,367	0.07	121,092	613	82.63
Leasehold	3	363,928	0.05	121,309	597	82.69

Mixed Use	1	171,004	0.02	171,004	701	58.00
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	2,485	$389,483,524	54.79%	$156,734	638	82.12%
AX	866	118,312,667	16.64	136,620	596	79.34
AM	773	103,265,771	14.53	133,591	573	82.14
B	495	62,738,494	8.83	126,744	552	77.37
C	209	23,977,700	3.37	114,726	543	70.51
CM	121	13,131,110	1.85	108,522	529	64.06
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
12 Months	254	$42,163,020	5.93%	$165,996	616	79.30%
24 Months	2,269	345,926,700	48.66	152,458	611	81.05
36 Months	849	111,283,043	15.65	131,075	611	79.79
60 Months	4	447,535	0.06	111,884	594	80.73
None	1,568	210,176,693	29.56	134,041	602	80.26
Other	5	912,274	0.13	182,455	580	82.07
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

Aggregate IO Term

IO Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
0	4,706	$653,865,632	91.98%	$138,943	606	80.34%
24	109	25,907,870	3.64	237,687	640	82.01
36	24	5,209,433	0.73	217,060	651	81.34
60	110	25,926,331	3.65	235,694	646	83.27
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Aggregate Note Margins

Range of Note Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	716	$79,390,252	11.17%	$110,880	612	77.48%
4.000 - 4.499	1	125,849	0.02	125,849	627	47.00
4.500 - 4.999	21	3,469,633	0.49	165,221	633	76.42
5.000 - 5.499	115	20,146,326	2.83	175,185	649	80.00
5.500 - 5.999	357	59,470,799	8.37	166,585	630	78.75
6.000 - 6.499	693	108,723,480	15.29	156,888	623	79.17
6.500 - 6.999	1,586	260,949,272	36.71	164,533	618	80.75
7.000 - 7.499	677	88,348,977	12.43	130,501	586	83.95
7.500 - 7.999	446	53,453,631	7.52	119,851	566	84.22
8.000 - 8.499	185	20,524,837	2.89	110,945	563	81.74
8.500 - 8.999	102	11,959,753	1.68	117,252	550	78.03
9.000 - 9.499	32	2,932,665	0.41	91,646	525	71.81
9.500 - 9.999	10	775,571	0.11	77,557	541	75.66
10.000 - 10.499	6	551,532	0.08	91,922	501	71.21
10.500 - 10.999	2	86,690	0.01	43,345	523	72.69
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	716	$79,390,252	11.17%	$110,880	612	77.48%
10.000 - 10.999	4	753,032	0.11	188,258	662	82.33
11.000 - 11.999	259	53,218,947	7.49	205,479	641	79.66
12.000 - 12.999	1,128	184,590,048	25.97	163,644	623	79.57
13.000 - 13.999	1,733	257,389,267	36.21	148,522	607	81.54
14.000 - 14.999	869	111,231,467	15.65	127,999	580	82.98
15.000 - 15.999	204	21,280,534	2.99	104,316	567	78.32
16.000 - 16.999	27	2,433,312	0.34	90,123	556	71.45
17.000 - 17.999	8	570,940	0.08	71,367	527	68.46
18.000 - 18.999	1	51,468	0.01	51,468	541	52.00
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	716	$79,390,252	11.17%	$110,880	612	77.48%
4.000 - 4.999	1	129,500	0.02	129,500	634	90.00
5.000 - 5.999	283	51,601,400	7.26	182,337	638	78.24
6.000 - 6.999	1,829	308,640,936	43.41	168,748	624	79.66
7.000 - 7.999	1,487	201,942,853	28.41	135,806	590	83.51
8.000 - 8.999	534	60,659,943	8.53	113,595	569	81.74
9.000 - 9.999	81	7,053,262	0.99	87,077	550	74.28
10.000 - 10.999	15	1,352,223	0.19	90,148	515	73.00
11.000 - 11.999	3	138,897	0.02	46,299	523	64.67
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Aggregate Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	716	$79,390,252	11.17%	$110,880	612	77.48%
February 2005	4	431,173	0.06	107,793	530	80.73
March 2005	4	535,652	0.08	133,913	548	83.79
April 2005	1	292,941	0.04	292,941	455	90.00
July 2005	2	83,267	0.01	41,634	551	68.64
January 2006	1	118,627	0.02	118,627	565	52.00
March 2006	2	238,755	0.03	119,378	650	76.58
April 2006	1	174,389	0.02	174,389	619	75.00
June 2006	1	85,057	0.01	85,057	580	70.00
July 2006	3	957,495	0.13	319,165	663	82.10
August 2006	2	157,903	0.02	78,951	595	80.64
September 2006	15	2,362,024	0.33	157,468	580	79.15
October 2006	110	17,899,261	2.52	162,721	619	81.57
November 2006	1,007	168,957,622	23.77	167,783	621	80.35
December 2006	1,861	261,161,789	36.74	140,334	602	81.45
January 2007	601	90,348,170	12.71	150,330	600	80.71
September 2007	1	157,151	0.02	157,151	619	80.00
October 2007	19	2,279,186	0.32	119,957	614	80.17
November 2007	71	11,991,156	1.69	168,890	612	78.32
December 2007	369	52,171,033	7.34	141,385	609	81.26
January 2008	158	21,116,363	2.97	133,648	615	79.62
Total:	**4,949**	**$710,909,266**	**100.00%**	**$143,647**	**609**	**80.52%**

Net WAC Cap Schedule

Class A Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
2/25/2005	NA	NA	2/25/2008	8.57	10.48
3/25/2005	7.13	8.00	3/25/2008	9.16	11.20
4/25/2005	6.44	8.00	4/25/2008	8.56	10.47
5/25/2005	6.65	8.00	5/25/2008	8.84	10.81
6/25/2005	6.44	8.00	6/25/2008	8.56	10.51
7/25/2005	6.65	8.00	7/25/2008	8.84	11.67
8/25/2005	6.44	8.00	8/25/2008	8.55	11.28
9/25/2005	6.44	8.00	9/25/2008	8.55	11.27
10/25/2005	6.65	8.00	10/25/2008	8.83	11.64
11/25/2005	6.44	8.00	11/25/2008	8.54	11.25
12/25/2005	6.66	8.00	12/25/2008	8.82	11.62
1/25/2006	6.44	8.00	1/25/2009	8.53	11.35
2/25/2006	6.44	8.00	2/25/2009	8.53	11.34
3/25/2006	7.13	8.00	3/25/2009	9.44	12.54
4/25/2006	6.44	8.00	4/25/2009	8.52	11.32
5/25/2006	6.66	8.00	5/25/2009	8.80	11.68
6/25/2006	6.44	8.00	6/25/2009	8.51	11.30
7/25/2006	6.66	8.00	7/25/2009	8.79	11.78
8/25/2006	6.45	8.00	8/25/2009	8.51	11.39
9/25/2006	6.45	8.00	9/25/2009	8.50	11.38
10/25/2006	6.66	8.00	10/25/2009	8.78	11.74
11/25/2006	6.45	8.00	11/25/2009	8.50	11.35
12/25/2006	6.84	8.00	12/25/2009	8.78	11.72
1/25/2007	8.32	8.61	1/25/2010	8.49	11.33
2/25/2007	8.31	8.61	2/25/2010	8.48	11.32
3/25/2007	9.20	9.52	3/25/2010	9.39	12.52
4/25/2007	8.30	8.59	4/25/2010	8.48	11.30
5/25/2007	8.58	8.88	5/25/2010	8.76	11.66
6/25/2007	8.30	8.66	6/25/2010	8.47	11.27
7/25/2007	8.58	9.70	7/25/2010	8.75	11.64
8/25/2007	8.30	9.38	8/25/2010	8.46	11.25
9/25/2007	8.30	9.38	9/25/2010	8.46	11.24
10/25/2007	8.57	9.68	10/25/2010	8.73	11.60
11/25/2007	8.29	9.37	11/25/2010	8.45	11.21
12/25/2007	8.57	9.75	12/25/2010	8.73	11.58
1/25/2008	8.57	10.49	1/25/2011	8.44	11.19

(1) Assumes 1-month LIBOR remains constant at 2.44% and 6-month LIBOR remains constant at 2.86% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Net WAC Cap Schedule

Subordinate Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
2/25/2005	NA	NA	2/25/2008	8.57	10.48
3/25/2005	7.13	8.25	3/25/2008	9.16	11.20
4/25/2005	6.44	8.25	4/25/2008	8.56	10.47
5/25/2005	6.65	8.25	5/25/2008	8.84	10.81
6/25/2005	6.44	8.25	6/25/2008	8.56	10.51
7/25/2005	6.65	8.25	7/25/2008	8.84	11.67
8/25/2005	6.44	8.25	8/25/2008	8.55	11.28
9/25/2005	6.44	8.25	9/25/2008	8.55	11.27
10/25/2005	6.65	8.25	10/25/2008	8.83	11.64
11/25/2005	6.44	8.25	11/25/2008	8.54	11.25
12/25/2005	6.66	8.25	12/25/2008	8.82	11.62
1/25/2006	6.44	8.25	1/25/2009	8.53	11.35
2/25/2006	6.44	8.25	2/25/2009	8.53	11.34
3/25/2006	7.13	8.25	3/25/2009	9.44	12.54
4/25/2006	6.44	8.25	4/25/2009	8.52	11.32
5/25/2006	6.66	8.25	5/25/2009	8.80	11.68
6/25/2006	6.44	8.25	6/25/2009	8.51	11.30
7/25/2006	6.66	8.25	7/25/2009	8.79	11.78
8/25/2006	6.45	8.25	8/25/2009	8.51	11.39
9/25/2006	6.45	8.25	9/25/2009	8.50	11.38
10/25/2006	6.66	8.25	10/25/2009	8.78	11.74
11/25/2006	6.45	8.25	11/25/2009	8.50	11.35
12/25/2006	6.84	8.25	12/25/2009	8.78	11.72
1/25/2007	8.32	8.61	1/25/2010	8.49	11.33
2/25/2007	8.31	8.61	2/25/2010	8.48	11.32
3/25/2007	9.20	9.52	3/25/2010	9.39	12.52
4/25/2007	8.30	8.59	4/25/2010	8.48	11.30
5/25/2007	8.58	8.88	5/25/2010	8.76	11.66
6/25/2007	8.30	8.66	6/25/2010	8.47	11.27
7/25/2007	8.58	9.70	7/25/2010	8.75	11.64
8/25/2007	8.30	9.38	8/25/2010	8.46	11.25
9/25/2007	8.30	9.38	9/25/2010	8.46	11.24
10/25/2007	8.57	9.68	10/25/2010	8.73	11.60
11/25/2007	8.29	9.37	11/25/2010	8.45	11.21
12/25/2007	8.57	9.75	12/25/2010	8.73	11.58
1/25/2008	8.57	10.49	1/25/2011	8.44	11.19

(1) Assumes 1-month LIBOR remains constant at 2.44% and 6-month LIBOR remains constant at 2.86% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-1						
Average Life (Years)	12.88	1.57	1.21	**1.00**	0.86	0.76
Modified Duration (at par)	10.68	1.54	1.19	**0.98**	0.85	0.75
First Principal Payment Date	2/25/2005	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Payment Date	4/25/2025	11/25/2007	2/25/2007	**10/25/2006**	6/25/2006	4/25/2006
Principal Payment Window (Months)	243	34	25	**21**	17	15
Class A-2						
Average Life (Years)	24.93	6.21	4.17	**3.00**	2.11	1.80
Modified Duration (at par)	18.14	5.64	3.91	**2.86**	2.05	1.76
First Principal Payment Date	4/25/2025	11/25/2007	2/25/2007	**10/25/2006**	6/25/2006	4/25/2006
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	6/25/2007
Principal Payment Window (Months)	104	113	74	**52**	40	15
Class A-3						
Average Life (Years)	28.83	12.16	8.16	**5.99**	4.66	2.55
Modified Duration (at par)	19.77	10.31	7.30	**5.52**	4.37	2.46
First Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	6/25/2007
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2007
Principal Payment Window (Months)	1	1	1	**1**	1	4

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.73	8.09	5.46	**4.46**	4.47	3.62
Modified Duration (at par)	18.43	7.10	4.99	**4.16**	4.19	3.43
First Principal Payment Date	1/25/2028	1/25/2009	3/25/2008	**7/25/2008**	1/25/2009	9/25/2007
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	61	**31**	9	13
Class M-2						
Average Life (Years)	26.73	8.09	5.45	**4.30**	3.94	3.51
Modified Duration (at par)	17.77	7.00	4.94	**3.99**	3.69	3.31
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**4/25/2008**	7/25/2008	3/25/2008
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**34**	15	7
Class M-3						
Average Life (Years)	26.73	8.09	5.44	**4.25**	3.75	3.25
Modified Duration (at par)	17.66	6.98	4.92	**3.94**	3.52	3.08
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**4/25/2008**	5/25/2008	2/25/2008
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**34**	17	8
Class M-4						
Average Life (Years)	26.73	8.09	5.44	**4.23**	3.70	3.18
Modified Duration (at par)	16.64	6.82	4.84	**3.87**	3.43	2.98
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**3/25/2008**	4/25/2008	1/25/2008
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**35**	18	9
Class M-5						
Average Life (Years)	26.73	8.09	5.44	**4.22**	3.66	3.12
Modified Duration (at par)	16.45	6.79	4.82	**3.85**	3.39	2.92
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**3/25/2008**	4/25/2008	12/25/2007
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**35**	18	10
Class M-6						
Average Life (Years)	26.73	8.09	5.44	**4.20**	3.61	3.07
Modified Duration (at par)	14.85	6.51	4.68	**3.75**	3.28	2.83
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**2/25/2008**	3/25/2008	11/25/2007
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**36**	19	11

Class B						
Average Life (Years)	26.67	7.85	5.28	**4.07**	3.50	2.97
Modified Duration (at par)	13.10	6.06	4.40	**3.54**	3.10	2.68
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**2/25/2008**	2/25/2008	10/25/2007
Last Principal Payment Date	11/25/2033	3/25/2017	3/25/2013	**1/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	71	99	62	**36**	20	12

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-1						
Average Life (Years)	12.88	1.57	1.21	**1.00**	0.86	0.76
Modified Duration (at par)	10.68	1.54	1.19	**0.98**	0.85	0.75
First Principal Payment Date	2/25/2005	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Payment Date	4/25/2025	11/25/2007	2/25/2007	**10/25/2006**	6/25/2006	4/25/2006
Principal Payment Window (Months)	243	34	25	**21**	17	15
Class A-2						
Average Life (Years)	24.94	6.28	4.22	**3.03**	2.12	1.80
Modified Duration (at par)	18.15	5.69	3.95	**2.89**	2.06	1.76
First Principal Payment Date	4/25/2025	11/25/2007	2/25/2007	**10/25/2006**	6/25/2006	4/25/2006
Last Principal Payment Date	5/25/2034	9/25/2019	12/25/2014	**4/25/2012**	8/25/2010	6/25/2007
Principal Payment Window (Months)	110	143	95	**67**	51	15
Class A-3						
Average Life (Years)	29.61	18.55	12.82	**9.46**	7.31	2.55
Modified Duration (at par)	20.12	14.38	10.70	**8.27**	6.58	2.46
First Principal Payment Date	5/25/2034	9/25/2019	12/25/2014	**4/25/2012**	8/25/2010	6/25/2007
Last Principal Payment Date	12/25/2034	12/25/2029	4/25/2023	**9/25/2018**	9/25/2015	9/25/2007
Principal Payment Window (Months)	8	124	101	**78**	62	4

RASC SERIES 2005-KS1 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS1

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.84	8.89	6.03	**4.88**	4.91	5.16
Modified Duration (at par)	18.47	7.62	5.42	**4.50**	4.56	4.77
First Principal Payment Date	1/25/2028	1/25/2009	3/25/2008	**7/25/2008**	1/25/2009	9/25/2007
Last Principal Payment Date	11/25/2034	8/25/2026	2/25/2020	**3/25/2016**	9/25/2013	7/25/2013
Principal Payment Window (Months)	83	212	144	**93**	57	71
Class M-2						
Average Life (Years)	26.84	8.81	5.96	**4.68**	4.22	3.76
Modified Duration (at par)	17.81	7.45	5.31	**4.29**	3.92	3.53
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**4/25/2008**	7/25/2008	3/25/2008
Last Principal Payment Date	10/25/2034	11/25/2024	9/25/2018	**2/25/2015**	11/25/2012	3/25/2011
Principal Payment Window (Months)	82	191	128	**83**	53	37
Class M-3						
Average Life (Years)	26.83	8.71	5.87	**4.57**	3.99	3.45
Modified Duration (at par)	17.70	7.37	5.24	**4.19**	3.72	3.25
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**4/25/2008**	5/25/2008	2/25/2008
Last Principal Payment Date	8/25/2034	7/25/2022	12/25/2016	**10/25/2013**	10/25/2011	5/25/2010
Principal Payment Window (Months)	80	163	107	**67**	42	28
Class M-4						
Average Life (Years)	26.82	8.62	5.81	**4.49**	3.90	3.34
Modified Duration (at par)	16.67	7.14	5.10	**4.07**	3.59	3.12
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**3/25/2008**	4/25/2008	1/25/2008
Last Principal Payment Date	7/25/2034	7/25/2021	3/25/2016	**4/25/2013**	5/25/2011	1/25/2010
Principal Payment Window (Months)	79	151	98	**62**	38	25
Class M-5						
Average Life (Years)	26.81	8.48	5.71	**4.42**	3.80	3.24
Modified Duration (at par)	16.47	7.02	5.02	**4.00**	3.50	3.02
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**3/25/2008**	4/25/2008	12/25/2007
Last Principal Payment Date	6/25/2034	5/25/2020	5/25/2015	**8/25/2012**	11/25/2010	9/25/2009
Principal Payment Window (Months)	78	137	88	**54**	32	22
Class M-6						
Average Life (Years)	26.77	8.27	5.56	**4.29**	3.67	3.12
Modified Duration (at par)	14.86	6.61	4.76	**3.81**	3.32	2.87
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**2/25/2008**	3/25/2008	11/25/2007
Last Principal Payment Date	3/25/2034	12/25/2018	5/25/2014	**11/25/2011**	5/25/2010	3/25/2009
Principal Payment Window (Months)	75	120	76	**46**	27	17

Class B						
Average Life (Years)	26.67	7.85	5.28	**4.07**	3.50	2.97
Modified Duration (at par)	13.10	6.06	4.40	**3.54**	3.10	2.68
First Principal Payment Date	1/25/2028	1/25/2009	2/25/2008	**2/25/2008**	2/25/2008	10/25/2007
Last Principal Payment Date	12/25/2033	5/25/2017	4/25/2013	**2/25/2011**	9/25/2009	9/25/2008
Principal Payment Window (Months)	72	101	63	**37**	20	12

Rating Agency Contacts

	NAME	PHONE EXTENSION
Moody's:	Earl Bandy	(212) 553-7985
S&P:	Lacey Bigos	(212) 438-3126
Fitch:	Roeluf Slump	(212) 908-0705